UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

42 Hatzikyriakou Avenue
Piraeus, Athens 185 38
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Aegean Marine Petroleum Network Inc. (the “Company”) issued on November 12, 2008.

Attached as Exhibit 2 is a copy of the Company’s interim unaudited consolidated financial statements.

Exhibit 1

CONTACTS:
Aegean Marine Petroleum Network Inc.                                               Investor Relations:
(212) 763-5665                                                                                     Leon Berman, Principal
investor@ampni.com                                                                            The IGB Group
      (212) 477-8438

Aegean Marine Petroleum Network Inc.
Announces Third Quarter and Nine Month 2008 Financial Results

Third Quarter Sales Volumes Increase 49%

PIRAEUS, Greece, November 12, 2008 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) today announced financial and operating results for the third quarter and nine months ended September 30, 2008.

Third Quarter 2008 and Year-to-Date Highlights

•	Increased sales volumes to 1,338,914 metric tons in Q3 2008 and 3,631,486 metric tons for the nine months ended September 30, 2008.
•	Generated gross spread on marine petroleum products of $44.4 million in Q3 2008 and $115.3 million for the nine months ended September 30, 2008.
•	Recorded operating income of $15.1 million in Q3 2008 and $36.0 million for the nine months ended September 30, 2008.
●
Reported adjusted net income, which excludes certain special items including $0.9 million relating to a tax accrual and $0.2 million relating to the automatic vesting of shares belonging to our deceased Director, of $10.6 million or $0.25 basic and diluted earnings per share for Q3 2008.  Net Income for the quarter was $9.5 million, or $0.22 basic and diluted earnings per share.  Net Income for the nine months ended September 30, 2008 was $26.8 million, or $0.63 basic and diluted earnings per share.

•	Continued expanding global platform and infrastructure:
o	Acquired ICS Petroleum on July 1, 2008 expanding Aegean’s operations to Vancouver, Montreal, and Mexico
o	Purchased three double-hull bunkering tankers
o	Took delivery of fourth double-hull bunkering tanker newbuilding to date this year and eighth since the Company’s IPO in December 2006
o	Announced expansion into Trinidad & Tobago establishing Aegean in the Southern Caribbean market

The Company recorded net income of $9.5 million, or $0.22 basic and diluted earnings per share, for the three months ended September 30, 2008. For purposes of comparison, the Company reported net income of $7.8 million, or $0.19 basic and $0.18 diluted earnings per share, for the three months ended September 30, 2007. The weighted average basic and diluted shares outstanding for the three months ended September 30, 2008 were 42,505,507 and 42,640,765, respectively. The weighted average basic and diluted shares outstanding for the three months ended September 30, 2007 were 42,410,000 and 42,532,289, respectively.

1

During the three months ended September 30, 2008, the Company incurred certain special items totaling $1.1 million, of which $0.9 million related to a tax accrual in our Bunkers-at-Sea unit and $0.2 million related to the automatic vesting of shares belonging to our deceased Director.  Regarding the tax item, Aegean is currently in the process of restructuring its Northern European business which it expects should lead to the elimination of this liability.  Adjusted net income, excluding these items, was $10.6 million or $0.25 basic and diluted earnings per share.

Total revenues for the three months ended September 30, 2008, increased by 167.1% to $950.6 million compared to $355.9 million for the same period in 2007. For the three months ended September 30, 2008, sales of marine petroleum products increased by 167.4% to $948.6 million compared to $354.7 million for the year-earlier period.

Results for the third quarter of 2008 were driven by a 99.1% increase in the gross spread on marine petroleum products to $44.4 million compared to $22.3 million for the same period in 2007. For the three months ended September 30, 2008, the volume of marine fuel sold increased by 49.2% to 1,338,914 metric tons compared to 897,147 metric tons in the year-earlier period, as sales volumes improved significantly in Greece and Singapore. Furthermore, results for the third quarter of 2008 included sales volumes from Aegean’s new markets, including Northern Europe (October 2007), West Africa (January 2008), U.K. (April 2008), and North America (July 2008).  During the three months ended September 30, 2008, the gross spread per metric ton of marine fuel sold increased to $32.8 per metric ton, compared to $24.8 per metric ton during the three months ended September 30, 2007.

Operating income for the third quarter of 2008 was $15.1 million compared to $8.9 million for the same period in 2007. Operating expenses, excluding the cost of fuel and cargo transportation costs (both of which are included in the calculation of gross spread on marine petroleum products explained above), increased to $31.3 million for the three months ended September 30, 2008 compared to $14.6 million for the same period in 2007.  This increase was principally due to operating an expanded logistics infrastructure platform, comprised of a larger bunkering fleet and more storage facilities, during the third quarter of 2008 compared to the third quarter of 2007.

E. Nikolas Tavlarios, President, commented, “During the third quarter and year-to-date, Aegean continued growing sales volumes at a robust pace.  For the three and nine months ended September 30, 2008, sales volumes increased 49.2% and 50.6%, respectively.  The Company remains committed to further growing its global presence.  During this past quarter, the Company expanded into Canada and Mexico, through the acquisition of ICS Petroleum, and recently announced plans to enter the Southern Caribbean market in early 2009.  We also increased our bunkering fleet over the quarter, taking delivery of our fourth double-hull bunkering tanker newbuilding, acquiring three second-hand double-hull vessels, and taking-on two barges. The Company expects to take delivery of 23 remaining newbuildings over the next two years. In maintaining our commitment to growth, management remains poised to further strengthen Aegean’s leadership position and expand the Company’s earnings power over the long term.”

For the nine months ended September 30, 2008, the Company recorded net income of $26.8 million, or $0.63 basic and diluted earnings per share, compared to net income of $21.5 million, or $0.51 basic and diluted earnings per share, for the nine months ended September 30, 2007. The weighted average basic and diluted shares outstanding for the nine months ended September 30, 2008 were 42,490,780 and 42,643,124, respectively. The weighted average basic and diluted shares outstanding for the nine months ended September 30, 2007 were 42,410,000 and 42,475,004, respectively.

Total revenues for the first nine months ended September 30, 2008 increased by 160.9% to $2,223.6 million compared to $852.3 million for the same period in 2007. For the nine months ended September 30, 2008, sales of marine petroleum products increased by 161.3% to $2,217.6 million compared to $848.6 million for the same period in 2007.

2

Results for the nine months ended September 30, 2008 were led by a 90.9% increase in the gross spread on marine petroleum products to $115.3 million compared to $60.4 million for the same period a year ago. For the nine months ended September 30, 2008, the volume of marine fuel sold increased 50.6% to 3,631,486 metric tons compared to 2,410,874 metric tons in the year-earlier period. During the nine months ended September 30, 2008, the gross spread per metric ton of marine fuel sold increased to $31.5 per metric ton, compared to $24.9 per metric ton during the nine months ended September 30, 2007.

Operating income for the nine months ended September 30, 2008 was $36.0 million compared to $22.0 million for the same period in 2007. The increase in operating income was attributable to higher gross spreads (i.e. or net revenues) and improved operating leverage.

Liquidity and Capital Resources
As of September 30, 2008, the Company had cash and cash equivalents of $30.1 million and working capital of $45.2 million. Non-cash working capital, or working capital excluding cash and debt, was $171.8 million as of September 30, 2008.

Net cash provided by operating activities was $27.4 million for the three months ended September 30, 2008. Net income, as adjusted for non-cash items, was $15.1 million for the period.  During the three months ended September 30, 2008, the Company utilized $14.4 million in cash and made drydocking payments of $2.1 million. Net cash provided by operating activities was $48.9 million for the nine months ended September 30, 2008.

Net cash used in investing activities was $56.9 million for the three months ended September 30, 2008, mainly due to additional payments of $35.4 million under the Company’s construction contracts with the shipyards, $12.4 million relating to the acquisition of second-hand bunkering vessels, and $9.1 million relating to the acquisition of ICS Petroleum.  Net cash used in investing activities was $109.0 million for the nine months ended September 30, 2008.

Net cash provided by financing activities was $43.5 million for the three months ended September 30, 2008, mainly due to additional net drawdowns of $31.1 million under the Company’s term loan facilities to finance a portion of the Company’s newbuilding construction costs and $12.6 million representing an increase in the Company’s overdraft balances to finance working capital requirements. Net cash provided by financing activities was $88.2 million for the nine months ended September 30, 2008.

As of September 30, 2008, the Company had approximately $80.5 million in available liquidity to finance working capital requirements, which includes unrestricted cash and cash equivalents and available undrawn amounts under the Company’s short-term working capital facilities.  Furthermore, as of September 30, 2008, the Company had funds of approximately $145.6 million available under its secured term loans to finance the construction of its new double-hull bunkering tankers.

Spyros Gianniotis, Chief Financial Officer, stated, “Aegean posted solid financial results for the quarter. The successful integration of our acquisition of Vancouver-based ICS Petroleum combined with contributions from our other new markets led to considerable growth in sales volumes during the third quarter. We also benefited from significant improvements in Greece and Singapore. Our strong financial position, including a working capital surplus and attractive credit facilities, bodes well for management to further enhance sales volumes as we continue to execute our long-term growth strategy for the benefit of the Company and our shareholders.”

3

Summary Consolidated Financial and Other Data (Unaudited)
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2007	2008	2007	2008

	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Sales of marine petroleum products	$354,668	$948,569	$848,589	$2,217,570
Voyage and other revenues	1,213	2,007	3,693	6,054
Total revenues	355,881	950,576	852,282	2,223,624
Cost of marine petroleum products sold	330,090	900,388	785,906	2,092,669
Salaries, wages and related costs	5,059	10,594	14,830	29,384
Depreciation and amortization	2,324	4,366	6,611	11,858
Gain on sale of vessel	-	-	2,693	-
All other operating expenses	9,520	20,171	25,646	53,736
Operating income	8,888	15,057	21,982	35,977
Net financing cost (income)	483	3,090	(352)	7,919
Other non-operating expenses	557	2,512	851	1,215
Net income	$7,848	$9,455	$21,483	$26,843
Basic and diluted earnings per share (U.S. dollars)	$0.19	$0.22	$0.51	$0.63
Diluted earnings per share (U.S. dollars)	$0.18	$0.22	$0.51	$0.63

Other Financial Data:
Gross spread on marine petroleum products(1)	$22,263	$44,377	$60,368	$115,332
Gross spread on lubricants(1)	45	527	395	964
Gross spread on marine fuel(1)	22,218	43,850	59,973	114,368
Gross spread per metric ton of marine fuel sold (U.S. dollars) (1)	24.8	32.8	24.9	31.5
Net cash provided by (used in) operating activities	(32,320)	27,403	(43,226)	48,892
Net cash used in investing activities	40,139	56,866	77,205	108,973
Net cash provided by financing activities	$32,895	$43,517	$44,462	$88,224

Sales Volume Data (Metric Tons): (2)
Greece	104,048	192,822	316,506	454,718
Gibraltar	291,888	277,717	843,073	754,480
UAE	202,914	204,288	480,617	725,313
Jamaica	143,802	117,193	432,566	403,766
Singapore	150,582	269,980	321,984	754,278
Northern Europe	-	56,796	-	195,636
West Africa	-	40,493	-	113,371
UK (Portland)	-	30,795	-	73,454
Vancouver	-	84,573	-	84,573
Other sales volumes(3)	3,913	64,257	16,128	71,897
Total sales volumes	897,147	1,338,914	2,410,874	3,631,486

Other Operating Data:
Bunkering fleet, end of period number(4)	14.0	27.0	14.0	27.0
Bunkering fleet, average number for the period(4)(5)	13.6	26.5	12.7	22.4
Number of owned storage facilities, end of period(6)	2.0	3.0	2.0	3.0

4

Summary Consolidated Financial and Other Data (Unaudited)
	As of December 31, 2007	As of September 30, 2008

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	1,967	30,110
Gross trade receivables	193,257	305,649
Allowance for doubtful accounts	(1,603)	(1,682)
Inventories	97,140	89,767
Current assets	314,864	447,905
Total assets	566,957	814,276
Trade payables	105,055	222,553
Current liabilities (including current portion of long-term debt)	251,335	402,699
Total debt	208,031	297,428
Total liabilities	323,232	542,602
Total stockholder’s equity	243,725	271,674

Working Capital Data:
Working capital(7)	63,529	45,206
Working capital excluding cash and debt(7)	190,212	171,754

1.
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil  (“MFO”) or marine gas oil (“MGO”). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company’s related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the customer. For arrangements in which the Company purchases cargos of marine fuel for its floating storage facilities, transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider.

Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

5

Summary Consolidated Financial and Other Data (Unaudited)
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2007	2008	2007	2008

	(in thousands of U.S. dollars, unless otherwise stated)

Sales of marine petroleum products	354,668	948,569	848,589	2,217,570
Less: Cost of marine petroleum products sold	(330,090)	(900,388)	(785,906)	(2,092,669)
Less: Cargo transportation costs	(2,315)	(3,804)	(2,315)	(9,569)
Gross spread on marine petroleum products	22,263	44,377	60,368	115,332
Less: Gross spread on lubricants	(45)	(527)	(395)	(964)
Gross spread on marine fuel	22,218	43,850	59,973	114,368

Sales volume of marine fuel (metric tons)	897,147	1,338,914	2,410,874	3,631,486

Gross spread per metric ton of marine fuel sold (U.S. dollars)	24.8	32.8	24.9	31.5

The amount that the Company has to pay for marine petroleum products to fulfil a customer order has been the primary variable in determining the prices quoted to customers. Therefore, the Company evaluates gross spread per metric ton of marine fuel sold in pricing individual transactions and in long-term strategic pricing decisions. The Company actively monitors its pricing and sourcing strategies in order to optimize its gross spread on marine petroleum products. The Company believes that this measure is important to investors because it is an effective intermediate performance measure of the strength of the Company’s operations.

Gross spread on marine petroleum products, including gross spread on marine fuel and gross spread on lubricants, and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measure of other companies. These measures do not reflect certain direct or indirect costs of delivering marine petroleum products to the Company’s customers (such as crew salaries, vessel depreciation, storage costs, other vessel operating expenses or overhead costs) or other costs of doing business.

For all periods presented, the Company purchased marine petroleum products in Greece from its related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus a margin.

2.
Sales volume data details the volume of marine fuel sold per service center. Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

The Company’s service centers include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, Ghana, Vancouver, Portland (UK) and Greece, where the Company conducts operations through its related company, Aegean Oil.

Sales volumes of marine fuel attributed to each service center are based on the point-of-delivery geographical location of the customer vessels.

3.	Other sales volumes represent sales volumes of marine fuel in which the Company acts as a broker or trader and does not physically supply the product to end-user.

4.
Bunkering fleet comprises both bunkering vessels and barges.  The 550 dwt Orion, which is based in our U.K. market, is included in the fleet count although it is not considered a conventional bunkering tanker due to its small size and low cost of operation; this vessel operates only within the inner harbour of Portland Port (and inside the breakwaters).

5.
Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period. This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

6

6.
As of September 30, 2008, the Company used its two Panamax tankers, the Ouranos and the Fos, as floating storage facilities in the United Arab Emirates and Ghana, respectively, and its Aframax tanker, the Leader, as a floating storage facility in Gibraltar.

The ownership of floating storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of floating storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

7.
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

Third Quarter 2008 Dividend Announcement
On November 12, 2008, the Company’s Board of Directors declared a third quarter 2008 dividend of $0.01 per share payable on December 4, 2008 to shareholders of record as of November 20, 2008. The dividend amount was determined in accordance with the Company’s dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company’s Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast at 8:30 a.m. ET on Thursday, November 13, 2008, to discuss its third quarter results.  Investors may access the webcast, and related slide presentation, by visiting the Company’s website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing (866) 550-6338 (for U.S.-based callers) or (347) 284-6930 (for international callers) and enter the passcode: 4570656.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through November 27, 2008, by dialing 888-203-1112 (for U.S.-based callers) or 719-457-0820 (for international callers) and enter the passcode: 4570656.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea.  As a physical supplier, the Company purchases marine fuel from refineries, major oil producers, and other sources.  The Company sells and delivers these fuels to a diverse group of ocean-going and coastal ship operators and marine fuel traders, brokers and other users through its service centers in Greece, Gibraltar, Singapore, Jamaica, the United Arab Emirates, Northern Europe, West Africa, the United Kingdom and North America.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

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The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

A copy of the Company’s interim unaudited consolidated financial statements along with this press release have been filed today with the U.S. Securities and Exchange Commission on Form 6-K and is available on the SEC’s website, www.sec.gov.

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Exhibit 2

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND SEPTEMBER 30, 2008
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31, 2007	September 30, 2008

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,967	$30,110
Trade receivables, net of allowance for doubtful accounts of $1,603 and $1,682, as of December 31, 2007 and September 30, 2008, respectively	191,654	303,967
Due from related companies	3,686	2,665
Inventories	97,140	89,767
Prepayments and other current assets	12,417	19,719
Restricted cash	8,000	1,677
Total current assets	314,864	447,905

FIXED ASSETS:
Advances for vessels under construction and acquisitions	84,378	132,824
Vessels, cost	149,866	213,879
Vessels, accumulated depreciation	(14,312)	(23,092)
Vessels’ net book value	135,554	190,787
Other fixed assets, net	1,431	1,719
Total fixed assets	221,363	325,330

OTHER NON-CURRENT ASSETS:
Restricted cash	10,171	3,910
Deferred charges, net	8,869	12,186
Concession Agreement	7,720	7,486
Goodwill	3,943	17,431
Other non-current assets	27	28
Total assets	$566,957	$814,276

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	$133,000	$149,593
Current portion of long-term debt	3,650	8,742
Trade payables to third parties	77,862	175,646
Trade payables to related companies	27,193	46,907
Other payables to related companies	160	63
Accrued and other current liabilities	9,470	21,748
Total current liabilities	251,335	402,699

LONG-TERM DEBT, net of current portion	71,381	139,093

OTHER NON-CURRENT LIABILITIES	516	810

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized; 42,461,428 and 42,511,420 issued and outstanding at December 31, 2007 and September 30, 2008, respectively	425	425
Additional paid-in capital	187,795	189,740
Accumulated other comprehensive income	-	443
Retained earnings	55,505	81,066
Total stockholders’ equity	243,725	271,674
Total liabilities and stockholders’ equity	$566,957	$814,276

The accompanying condensed notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2008
(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Nine Months Ended September 30,
	2007	2008

REVENUES:
Sales of marine petroleum products – third parties	$838,921	$2,207,615
Sales of marine petroleum products – related companies	9,668	9,955
Voyage revenues	2,872	-
Other revenues	821	6,054

Total revenues	852,282	2,223,624

OPERATING EXPENSES:
Cost of marine petroleum products sold – third parties	678,025	1,815,755
Cost of marine petroleum products sold – related companies	107,881	276,914
Salaries, wages and related costs	14,830	29,384
Depreciation	4,200	8,998
Amortization of drydocking costs	2,411	2,626
Amortization of concession agreement	-	234
Management fees	54	-
Gain on sale of vessel	(2,693)	-
Other operating expenses	25,592	53,736

Total operating expenses	830,300	2,187,647

Operating income	21,982	35,977

OTHER INCOME/(EXPENSE):
Interest and finance costs	(1,495)	(8,261)
Interest income	1,847	342
Foreign exchange losses, net	(850)	(325)
	(498)	(8,244)

Income before income taxes	21,484	27,733

Income taxes	(1)	(890)

Net income	$21,483	$26,843

Basic earnings per common share	$0.51	$0.63
Diluted earnings per common share	$0.51	$0.63

Weighted average number of shares, basic	42,410,000	42,490,780
Weighted average number of shares, diluted	42,475,004	42,643,124

The accompanying condensed notes are an integral part of these consolidated financial statements

 AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2008
(UNAUDITED)

(Expressed in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2007	2008
Cash flows from operating activities:
Net income	$21,483	$26,843
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	4,200	8,998
Provision for doubtful accounts	657	79
Share-based compensation	1,217	1,945
Amortization	2,584	3,213
Gain on sale of vessel	(2,693)	-
Changes in assets and liabilities
Increase in trade receivables	(61,275)	(85,832)
Decrease (increase) in due from related companies	(4,073)	1,021
Decrease (increase) in inventories	(14,056)	10,113
Increase in prepayments and other current assets	(6,672)	(7,175)
Increase in trade payables	15,895	97,547
Increase (decrease) in other payables to related companies	84	(97)
Increase (decrease) in accrued and other current liabilities	2,145	(2,300)
Decrease (increase) in other non-current assets	(10)	89
Increase in other non-current liabilities	206	294
Payments for dry-docking	(2,918)	(5,846)
Net cash provided by (used in) operating activities	(43,226)	48,892

Cash flows from investing activities:
Advances for vessels under construction	(29,526)	(98,454)
Advances for acquired assets	(56,492)	(13,377)
Net proceeds from sales of vessels	8,276	-
Corporate acquisitions, net of cash acquired	-	(9,108)
Purchase of other fixed assets	(161)	(506)
Decrease in restricted cash	698	12,472
Net cash used in investing activities	(77,205)	(108,973)

Cash flows from financing activities:
Proceeds from long-term debt	20,209	75,719
Repayment of long-term debt	-	(2,356)
Net change in short-term borrowings	26,000	16,593
Financing costs paid	(469)	(450)
Dividends paid	(1,278)	(1,282)
Net cash provided by financing activities	44,462	88,224

Net increase (decrease) in cash and cash equivalents	(75,969)	28,143
Cash and cash equivalents at beginning of period	82,425	1,967
Cash and cash equivalents at end of period	$6,456	$30,110

The accompanying condensed notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.      Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. (“Aegean”) and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the “Company”) and have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2008 are not necessarily indicative of the results that might be expected for the fiscal year ended December 31, 2008.

These unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on form 20-F for the year ended December 31, 2007.

2.     Adoption of New Accounting Standards:

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recognized in earnings.  SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007.  The adoption of SFAS 159 did not have a material impact on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 157  "Fair Value Measurements" (“SFAS 157”). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS 157 did not have a material impact on the Company’s financial statements. FSP FAS 157-2 defers the Statement’s effective date for certain nonfinancial assets and liabilities to fiscal years beginning after November15, 2008, and interim periods within those years.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.    Adoption of New Accounting Standards: (Continued)

In April 2008, the FASB issued FASB Staff Position 142-3, “Determination of the Useful Life of Intangible Assets”, (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, with early adoption prohibited. The adoption of the provisions of FSP 142-3 is not anticipated to materially impact our consolidated financial position and results of operations.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

3.    New Acquisition:

On July 1, 2008, the Company acquired all of the outstanding share capital of ICS Petroleum LTD, ICS Petroleum (Montreal) LTD and West Coast Fuel Transport LTD (hereinafter collectively referred to as “ICS”), a marine fuel logistics company incorporated in Canada, for a total consideration of $14,000 (excluding direct acquisition costs). ICS purchases, sells and delivers marine fuel to end users such as shipping companies (which complements Aegean’s business) and performs these functions in several ports on the west coast of Canada and all eastern Canadian ports where Aegean previously had no presence. The Company entered into this transaction on the premise that Aegean would increase its presence in three locations, the West and East coasts of North America and Mexico where ICS has a presence.

The following table presents the purchase accounting adjustments as of the acquisition date. The Company believes that the resulting balance sheet reflects the fair value of the assets and liabilities at the acquisition date.

Adjusted Purchase price
Cash consideration to sellers	14,000
Acquisition costs	210
Adjusted Purchase price	14,210
Fair value of Assets and Liabilities Acquired
Cash and cash equivalents, net of overdrafts	5,102
Trade receivables	26,560
Inventories	2,740
Fixed assets, net	632
Trade payables	(19,951)
Other current assets/liabilities, net	(14,451)
Non-current assets	90
Total fair value of Assets and Liabilities acquired	722
Goodwill	13,488

No acquired identifiable intangible assets were recognized as part of the purchase price allocation.

4.    Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2007	September 30, 2008
Held for sale:
Marine Fuel Oil	72,255	77,733
Marine Gas Oil	22,950	10,202
	95,205	87,935
Held for consumption:
Marine fuel	1,195	845
Lubricants	646	848
Victuals	94	139
	1,935	1,832

Total	97,140	89,767

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

5.    Advances for Vessels under Construction and Acquisitions:

During the nine months ended September 30, 2008, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, January 1, 2008	84,378
Advances for vessels under construction and related costs	100,423
Advances for vessel acquisition and related costs	13,377
Vessels delivered and operational	(65,354)
Balance, September 30, 2008	132,824

On February 28, 2008, and in connection with the call option agreement with the Qingdao Hyundai Shipbuilding Co. Ltd. (“Qingdao Hyundai”), the Company signed four separate shipbuilding contracts with Qingdao Hyundai for four 5,500 dwt, double skin, double bottom product oil tankers (hull numbers QHS-225 to 228). The construction price of each contract is $10,600, of which $3,180 is payable in advance, $2,120 is payable upon steel-cutting, $2,120 is payable upon keel-laying, $2,120 is payable upon launching and $1,060 is payable upon delivery and acceptance.

On July 8, 2008, the Company purchased a Maltese-flagged 3,680 dwt (built in1979) double-hull motor vessel M/V Kortsopon (renamed “Aegean XII”) from a related party seller Breeze Shipping LTD, a company controlled by relatives of Mr. Dimitris Melisanidis, which it intends to position at port of Piraeus as a bunkering tanker. The purchase price of this vessel was $6,700 and was paid upon delivery of the vessel. This vessel is in process of undergoing modifications to its infrastructure, which modifications are critical for its use as a bunkering tanker. Accordingly, these modification costs will be capitalized as part of the acquisition cost of this asset. Furthermore, transportation and positioning costs will be capitalized as part of the acquisition cost of this asset. This asset was operational on October 17, 2008. As of September 30, 2008, the cost of this asset includes $449 of amounts which were not included in the contract price of the vessel but which were material expenses incurred upon acquisition.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

5.   Advances for Vessels under Construction and Acquisitions: (Continued)

The amounts shown in the accompanying consolidated balance sheets include advance and milestone payments relating to the shipbuilding contracts with shipyards, advance and milestone payments relating to the contracts with the engineering firm, advance payments for the acquisition of assets, and any material related expenses incurred during the construction periods which were capitalized.

As of September 30, 2008, advances for vessels under construction and acquisitions, is analyzed as follows:

			September 30, 2008
Vessel Name	Year of Expected Delivery	Contract Amount	Contract Payments	Capitalized Costs	Total
Fujian Shipyard
DN-3500-7**	2008	8,425	8,425	903	9,328
DN-3500-8**	2008	8,425	8,425	311	8,736
DN-3500-9	2008	8,425	4,593	254	4,847
DN-3500-10	2008	8,425	2,953	222	3,175
DN-3800-11*	2009	9,590	755	40	795
DN-3800-12*	2009	9,590	755	40	795
DN-3800-13*	2010	9,590	755	41	796
DN-3800-14*	2010	9,590	755	39	794
DN-3800-15*	2010	9,590	755	40	795
Severnav Shipyard
DN 2230007	2008	15,733	9,180	820	10,000
Qingdao Hyundai Shipyard
QHS-207	2009	11,600	6,240	207	6,447
QHS-208	2009	11,600	6,240	188	6,428
QHS-209	2009	11,600	6,240	173	6,413
QHS-210	2009	11,600	6,240	176	6,416
QHS-215	2009	11,600	6,240	161	6,401
QHS-216	2009	11,600	6,240	149	6,389
QHS-217	2009	11,600	4,080	142	4,222
QHS-220	2008	11,000	7,930	521	8,451
QHS-221	2008	11,000	7,930	337	8,267
QHS-222	2009	11,000	2,900	109	3,009
QHS-223	2009	11,000	2,900	106	3,006
QHS-224	2009	11,000	2,900	134	3,034
QHS-225*	2009	10,600	5,300	47	5,347
QHS-226*	2009	10,600	5,300	42	5,342
QHS-227*	2010	10,600	3,180	41	3,221
QHS-228*	2010	10,600	3,180	41	3,221
Acquired Assets
M/T AEGEAN XII**	2008	6,700	6,700	449	7,149
	Total	282,683	127,091	5,733	132,824

* Contract amount does not include the contract with the engineering firm which, as of September 30, 2008, was not signed. This contract is expected to be signed during 2008.
** Vessels delivered but as of September 30, 2008, were not positioned and operational.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

5.    Advances for Vessels Under Construction and Acquisitions: (Continued)

As of September 30, 2008, the remaining obligations under these contracts are payable as follows:

Amount
October 1 to December 31, 2008	49,540
2009	92,720
2010	13,332
155,592

6.    Vessels:

During the nine months ended September 30, 2008, the movement of the account, vessels, was as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2008	149,866	(14,312)	135,554
- Vessels additions, net	64,013	-	64,013
- Depreciation	-	(8,780)	(8,780)
Balance, September 30, 2008	213,879	(23,092)	190,787

On January 18, 2008, the newly-constructed bunkering tanker, DN-3500-3 (subsequently named “Kithnos”), was operational in the Company’s service center in United Arab Emirates. The capitalized cost of this vessel of $9,272 includes the construction cost of the vessel of $8,425 and capitalized costs of $847.

On February 2, 2008, the newly-constructed bunkering tanker, DN-3500-4 (subsequently named “Amorgos”), was operational in the Company’s service center in Gibraltar. The capitalized cost of this vessel of $9,118 includes the construction cost of the vessel of $8,425 and capitalized costs of $693.

On March 29, 2008, the newly-constructed bunkering tanker, DN-3500-5 (subsequently named “Kimolos”), was operational in the Company’s service center in Singapore. The capitalized cost of this vessel of $8,912 includes the construction cost of the vessel of $8,425 and capitalized costs of $487.

On June 16, 2008, the newly-constructed bunkering tanker, DN-3500-6 (subsequently named “Syros”), was operational in the Company’s service center in Antwerp. The capitalized cost of this vessel of $9,174 includes the construction cost of the vessel of $8,425 and capitalized costs of $749.

On July 8, 2008, the Company purchased two Greek-flagged 2,973 dwt (built in 1990) double hull bunkering tankers, M/T Aegean III and Aegean VIII from related party sellers Aegean Gas M.C. and Polixeni M.C. companies controlled by relatives of Mr. Dimitris Melisanidis. The capitalized cost of $5,500 for M/T Aegean III relates to the purchase price of the vessel while the capitalized cost of $5,522 of M/T Aegean VIII includes the purchase price of $5,500 and capitalized costs of $22.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

7.   Deferred Charges:

During the nine months ended September 30, 2008, the movement of the account, deferred charges was as follows:

	Drydocking	Financing Costs	Total
Balance, January 1, 2008	7,999	870	8,869
- Additions	5,846	691	6,537
- Amortization	(2,626)	(594)	(3,220)
Balance, September 30, 2008	11,219	967	12,186

The amortization for drydocking costs is separately reflected in the accompanying consolidated statements of income. The amortization of financing costs is included in interest and finance costs in the accompanying consolidated statements of income.

8.	Total Debt:

The amounts comprising total debt are presented in the accompanying consolidated balance sheets as follows:

Loan Facility	December 31, 2007	September 30, 2008
Short-term borrowings:
Overdraft facility under senior secured credit facility dated 12/21/2007	133,000	100,000
Revolving overdraft facility dated 07/01/2008	-	29,600
Revolving overdraft facility dated 1/17/2008	-	19,993
Total short-term borrowings	133,000	149,593
Long-term debt:
Secured syndicated term loan dated 10/26/2005	15,093	16,629
Secured syndicated term loan dated 8/30/2005	17,668	25,544
Secured term loan facility under senior secured credit facility dated 12/19/2006	19,342	31,720
Secured term loan dated 10/25/2006	3,760	7,990
Secured term loan dated 10/27/2006	4,512	7,896
Secured syndicated term loan dated 10/30/2006	11,500	26,500
Secured term loan dated 7/5/2007 as amended on 09/12/2008	3,156	3,156
Secured syndicated term loan dated 4/4/2008	-	13,400
Secured syndicated term loan dated 7/8/2008	-	15,000
Total	75,031	147,835
Less: Current portion of long-term debt	(3,650)	(8,742)
Long-term debt, net of current portion	71,381	139,093

On January 17, 2008, the Company entered into a one year, annually-renewable revolving overdraft facility with a Greek bank for an amount of $20,000. The facility is secured by a first priority mortgage over the vessels, Vera, Sara and Hope and bears interest at LIBOR plus 1.25%.  As of September 30, 2008, the outstanding balance under this facility was $19,993.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

8.	Total Debt: (Continued)

On April 4, 2008, the Company entered into a syndicated secured term loan with an international bank for an amount of $38,800 to partially finance the construction costs of the vessels QHS-225, QHS-226, QHS-227 and QHS-228 (four tranches of $9,700 each). Each tranche is available in two advances, as defined in the loan agreement. Each tranche is repayable in 40 equal consecutive quarterly installments plus a balloon payment of $4,300 payable with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. The loan bears interest at LIBOR plus 1.15% and is secured by the first priority mortgage on the five vessels. As of September 30, 2008, the outstanding balance under this facility was $13,400.

On July 1, 2008, the Company entered into a one year, annually-renewable revolving overdraft facility with an international bank for an amount of $30,000. The facility bears interest at the rate of 1% p.a. over one week LIBOR. As of September 30, 2008 the outstanding balance under this facility was $29,600.

On July 8, 2008, the Company entered into a secured term loan facility with a Greek bank for an amount of $15,000. The facility is collateralized by a first priority mortgage over the vessels, Aegean III, Aegean VIII and Aegean XII and bears interest at LIBOR plus 1.25%. The loan is repayable in 20 equal consecutive quarterly installments plus a balloon payment of $5,000 payable with the last installment.  As of September 30, 2008, the outstanding balance under this facility was $15,000.

On September 12, 2008, the Company amended the secured term loan which had entered into on July 5, 2007, for an amount of $37,560 with an international bank to partially finance the construction cost of vessels DN-3800-11, DN-3800-12, DN-3800-13, DN-3800-14 and DN-3800-15. This supplemental agreement increases the loan to an amount of $43,160.  The loan is available in five tranches of $8,632 each. Each tranche is repayable in 40 consecutive quarterly instalments of $216 each. The first instalment of each tranche is repayable three months after the date of drawdown of the final advance. The loan bears interest at LIBOR plus 1% prior to the delivery of each vessel and at LIBOR plus 0.85% post delivery of each vessel. The loan is collateralized by a first priority mortgage over each of the vessels. As of September 30, 2008, the Company had $3,156 outstanding under this facility.

 On September 30, 2008, the Company entered into a one year, renewable on January 31, 2009 and thereafter annually, revolving overdraft facility with international banks for an amount of up to $1,000,000. The facility bears interest at LIBOR plus 1.50% and is annually renewable subject to the consent of the participant banks. The facility is structured in such a way so that, depending on our working capital needs, it allows the amount to be increased with funds from existing or future participant banks, without changing the security documents and incurring new legal costs.  As of October 9, 2008, the Company has terminated all the other existing overdraft facilities.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

8.	Total Debt: (Continued)

 As of September 30, 2008, the Company had an available unutilized overdraft line of $50,407 under its short-term working capital facilities, and had an available unutilized aggregate amount of $145,648 under its secured term loan facilities.

As of September 30, 2008, the Company was in compliance with the financial covenants under its facility agreements.

The annual principal payments of long-term debt required to be made after September 30, 2008, are as follows:

Amount
October 1 to December 31, 2008	1,775
2009	9,558
2010	11,471
2011	11,484
2012	11,193
2013 and thereafter	102,354
147,835

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

9.	Other Operating Expenses:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Nine Months Ended September 30,
	2007	2008
Bunkering tanker voyage expenses	227	1,356
Bunkering tanker insurance	954	1,369
Bunkering tanker repairs and maintenance	1,973	2,947
Bunkering tanker spares and consumable stores	1,353	2,116
Bunkering tanker consumption of marine petroleum products	4,874	14,339
Cargo transportation	2,315	9,569
Provision for doubtful accounts	658	79
Operating costs of Aegean Hellas	2,926	-
Operating costs of storage facilities	752	2,456
Other	9,560	19,505
Total	25,592	53,736

10.	Contingencies:

On November 30, 2005, an unrelated third party filed a declaratory action against the Company before the First Instance Court of Piraeus. The plaintiff asserts that he was instrumental in the negotiation of the Company’s Fuel Purchase Agreement with a government refinery in Jamaica, and seeks a judicial affirmation of his alleged contractual right to receive a commission of $1 per metric ton sold over the life of that contract, which as per the plaintiff’s calculation, amounts to $10,080 over a period of 12 years. In 2007, the Court of First Instance ruled that the claim is maritime-related and not within its jurisdiction. Accordingly, the claim was referred to the Maritime Disputes Division of the Court of First Instance in Piraeus. The case was heard on May 13, 2008 and a decision is expected within 2008. The Company believes that this claim is unwarranted and lacking in merit, and management is confident that the Company will not incur a material loss in connection with this lawsuit.

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company’s vessels.  Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company’s exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these combined and consolidated financial statements. The Company’s Protection and Indemnity (“P&I”) insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company’s coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1 billion per vessel per incident.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

11.	Equity Incentive Plan:

During 2008, the Company made grants of restricted common stock aggregating 152,951 shares to certain officers and directors of the Company. With respect to 30,000 shares, the restrictions lapse in 20% lots over five years from the grant date. With respect to 75,000 shares, the restrictions lapse in five years from the grant date. With respect to 10,908 shares, the restriction lapse in one year from the grant date. With respect to 37,043 shares, the restrictions lapse in 25% lots over four years from the grant date.

The following table summarizes the status of the Company’s unvested restricted stock outstanding for the nine months ended September 30, 2008:

	Unvested Restricted Stock	Weighted Average Grant Date Fair Value
January 1, 2008	227,082	15.51
Granted	152,951	40.69
Vested	(49,992)	17.66
Forfeited	(533)	14.06
September 30, 2008	329,508	26.87

The grant-date fair values of the restricted stock are determined by the closing price of the Company’s common stock traded on the NYSE on the grant date. Total compensation cost of $1,946 was recognized and included under salaries, wages and related costs in the accompanying condensed consolidated statement of income for the nine months ended September 30, 2008.

As of September 30, 2008, there was $6,428 of total unrecognized compensation cost related to non-vested restricted stock awards, which is expected to be recognized as compensation expense over a weighted average period of 3.1 years as follows:

Amount
October 1 to December 31, 2008	918
2009	2,296
2010	1,460
2011	1,017
2012	737
6,428

12.	Common Stock and Additional Paid-In Capital:

Aegean was formed on June 6, 2005, under the laws of Marshall Islands. The Company’s authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share.  As of September 30, 2008, the Company had no shares of preferred stock issued and outstanding and had 42,511,420 shares of common stock, with a par value of $0.01, issued and outstanding. During the nine months ended September 30, 2008, the Company declared and paid dividends of $1,282.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

13.	Accumulated Other Comprehensive Income:

During 2008, the Company reported cumulative translation adjustments in accumulated other comprehensive income, arising from the translation of the financial statements of its Euro functional currency subsidiaries into U.S. dollars. As of December 31, 2007 and September 30, 2008, the amount of cumulative translation adjustments was $0 and $433, respectively.

14.	Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

Information concerning the Company’s total sales of marine petroleum products is presented as follows, attributed based on the point-of-delivery geographical locations of customer vessels:

	Nine Months Ended September 30,
	2007	2008
Greece	111,492	286,455
Gibraltar	289,987	446,116
United Arab Emirates	171,574	423,439
Jamaica	149,816	237,320
Singapore	114,699	437,696
Northern Europe	-	127,803
Portland (UK)	-	47,570
Ghana	-	80,073
Vancouver	-	74,108
Other	11,021	56,990
Total	848,589	2,217,570

The Company’s long-lived assets mainly consist of bunkering tankers which are positioned across the Company’s existing territories and which management, including the chief operating decision maker, review on a periodic basis and reposition among the Company’s existing or new territories to optimize the vessel per geographical territory ratio. The Company’s vessels operate within or outside the territorial waters of each geographical location and, under international law, shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company’s vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

14.	Business Segments and Geographical Information: (Continued)

The following disclosure of the locations of long-lived assets is based on the physical locations of the assets, which are not necessarily indicative of the territories that have jurisdiction over such assets:

	December 31, 2007	September 30, 2008
Gibraltar	39,510	38,010
United Arab Emirates	31,364	38,588
Jamaica	10,975	10,077
Singapore	29,245	37,239
Northern Europe	19,639	25,896
Ghana	-	12,809
Portland (UK)	-	3,319
Canada	-	622
Greece	-	25,217
Other	6,252	729
Total	136,985	192,506

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: November 12, 2008	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President